Filed by First National Bancshares, Inc.
SEC File No 000-30523

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Carolina National Corporation,
SEC File No 000-50257
Date: December 3, 2007

November 29, 2007

Dear Shareholder:

On behalf of our Boards of Directors and employees, thank you for your continued support of First National Bank and Carolina National Bank. We are excited about the opportunity to join these two great banks to create a premier community banking franchise in South Carolina.

By now, you should have received the joint proxy statement/prospectus which was mailed on or about November 9, 2007. You are advised to read the joint proxy statement/prospectus1 because it contains important information about the merger. The Boards of Directors of both companies have each approved the merger of Carolina National with and into First National. Both Boards of Directors unanimously recommend that the shareholders of each company vote to approve the merger.

As a reminder, we will be holding special meetings for our shareholders to vote on the merger. The places, dates and times of the special meetings for each company are as follows:

Carolina National Shareholders	First National Shareholders
Columbia Marriott	Spartanburg Marriott at Renaissance Park
Palmetto Room II	The Daniel Morgan Room
1200 Hampton Street	299 North Church Street
Columbia, SC 29201	Spartanburg, SC 29306
December 11, 2007, 10:00 a.m.	December 13, 2007, 10:00 a.m.

If you are unable to attend this meeting, please complete the appointment of proxy that was enclosed with the joint proxy statement prospectus. This card is located inside the front of the envelope, serving as the mailing address. If you have already returned your proxy card, no further action is required on your part. If you have misplaced your proxy card, you may request a replacement by contacting Laura Austill or Allyson Caddell at (864) 948-9001.

1 You may also obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First National and Carolina National, at the SEC’s internet site (http://www.sec.gov). Free copies of the joint proxy statement/prospectus and each company’s filings with the SEC may also be obtained from the respective companies. Free copies of First National’s filings may be obtained by directing a request by December 3, 2007, to First National Bancshares, Inc., 215 N. Pine St., Spartanburg, SC, 29302, Attention: Jerry L. Calvert. Free copies of Carolina National’s filings may be obtained by directing a request by December 3, 2007, to Carolina National Corporation, 1350 Main St., Columbia, SC 29201, Attention: Roger B. Whaley.

As always, we appreciate your investment and interest in our company, and we look forward to serving you in the future.

Best Regards,

Jerry L. Calvert	Roger B. Whaley
President & CEO, Vice Chairman	President & CEO
First National Bank of the South	Carolina National Bank